UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

DONEGAL GROUP INC.

(Name of Subject Company (Issuer))

GREGORY MARK SHEPARD

(Name of Filing Persons (Offeror))
CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257701300
(CUSIP Number of Class of Securities)

J. Victor Peterson

Lathrop & Gage LLP

155 North Wacker Drive

Chicago, IL 60606-1787

(312) 920-3300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$28,879,080	$3,939.11

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of the purchase of 962,636 shares of Donegal Group Inc. Class B common stock at the Tender Offer price of $30.00 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,939.11	Filing Parties:	Gregory Mark Shepard
Form or Registration No.:	005-39100	Date Filed:	March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party Tender Offer subject to Rule 14d-1.
☐	issuer Tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer:   ☐

This Amendment No. 6 (this “Amendment”) is filed by Gregory Mark Shepard, a Florida resident (“Offeror”). This Amendment further amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on March 20, 2013, as previously amended and supplemented by Amendment No. 1 thereto filed by Offeror with the SEC on March 27, 2013, Amendment No. 2 thereto filed by Offeror with the SEC on April 9, 2013, Amendment No. 3 thereto filed by Offeror with the SEC on April 11, 2013, Amendment No. 4 thereto filed by Offeror with the SEC on April 22, 2013, and Amendment No. 5 thereto filed by Offeror with the SEC on May 8, 2013 (as previously amended and supplemented, the “Schedule TO”).

The Schedule TO relates to the offer by Offeror to purchase, for cash, 962,636 shares of Class B common stock, par value $0.01 per share (“Class B Shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, of Donegal Group Inc., a Delaware corporation (the “Company”), at a price of $30.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Form of Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the statement on Schedule 13D originally filed on July 12, 2010, as subsequently amended, by Offeror.

All information set forth in the Offer to Purchase is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 11

The Offer to Purchase is hereby amended by:

Summary Term Sheet

Replacing the second sentence of the answer to the question “WHY IS OFFEROR MAKING THIS OFFER?” on page i of the Offer to Purchase with the following:

Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over the closing price per share on the trading day immediately preceding the announcement of the offer), State Auto-Meridian (135% premium over the closing price per share on the trading day immediately preceding the announcement of American Union’s tender offer (State Auto outbid American Union)), and the recently completed Nationwide-Harleysville (137% premium over the closing price per share on the fifth trading day preceding the announcement of the offer; that day was used for comparison purposes because Harleysville’s stock price behaved aberrantly in the four trading days immediately preceding the announcement of the offer).

INTRODUCTION – Certain Conditions of the Offer

Replacing the third sentence of the third paragraph of the subsection titled “The FRB Condition” on page 2 of the Offer to Purchase with the following:

Offeror has submitted the required notice to the Federal Reserve Bank of Philadelphia, which stated in a letter dated May 6, 2013, that it anticipates that it will act upon such notice by June 28, 2013.

Adding the following after the second sentence of the last paragraph in the subsection titled “The Insurance Regulatory Approval Condition” on page 3 of the Offer to Purchase:

Offeror has requested hearing dates from the relevant state insurance departments. Offeror now anticipates that July 31, 2013, is the earliest date that the Insurance Regulatory Approval Condition could be satisfied.

Section 10 – “Source and Amount of Funds”

Inserting the following as separate paragraphs at the end of Section 10 – “Source and Amount of Funds” on page 17 of the Offer to Purchase:

Offeror’s net worth is $100 million to $120 million. The amount of Offeror’s illiquid assets is $20 million to $32 million.

Offeror holds, in addition to his shares of the Company, shares of a New York Stock Exchange-listed publicly traded company with an aggregate value of over $36 million as of the close of business on May 15, 2013. The average daily trading volume for this stock is over 2 million shares, according Yahoo Finance as of May 15, 2013. Accordingly, there is a ready market for Offeror to liquidate his holdings of this security in order to have the funds required to purchase the Class B Shares pursuant to the Offer.

Section 14 – “Conditions of the Offer”

Deleting clauses (v) and (xiii) of condition (e) of Section 14 – “Conditions of the Offer” on pages 28 and 29 of the Offer to Purchase.

Replacing the first sentence of the last paragraph of Section 14 – “Conditions of the Offer” on page 30 of the Offer to Purchase with the following:

The foregoing conditions are for the sole benefit of Offeror and may be asserted by Offeror in his reasonable discretion, regardless of the circumstances (including, for example, any action or omission by the Company, but excluding any action or omission by Offeror) giving rise to any such conditions or may be waived by Offeror in his reasonable discretion in whole or in part at any time and from time to time, provided that the No Dilution Condition, the No Litigation Condition and the general conditions set forth in this Section 14 – “Conditions of the Offer” must be satisfied or waived at or before the expiration of the offering period, including any extensions.

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ S / GREGORY MARK SHEPARD

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase dated March 20, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on March 20, 2013. *

(a)(1)(G)	Text of Press Release Regarding Offer Issued by Offeror dated March 20, 2013. *

(a)(1)(H)	Text of Press Release Regarding Offer Issued by Offeror dated March 27, 2013. *

(a)(1)(I)	Text of Press Release Regarding Offer Issued by Offeror dated April 9, 2013. *

(a)(1)(J)	Text of Press Release Regarding Offer Issued by Offeror dated April 11, 2013. *

(a)(1)(K)	Letter from Offeror to Donald H. Nikolaus, President and CEO of the Company, dated April 10, 2013. *

(a)(1)(L)	Text of Press Release Regarding Offer Issued by Offeror dated April 22, 2013. *

(a)(1)(M)	Text of Press Release Regarding Offer Issued by Offeror dated May 8, 2013. *

(b)	Not Applicable.

(d)(1)	Not Applicable.

(d)(2)	Not Applicable.

(d)(3)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

* Previously filed.